Exhibit 99.1

REALTY INCOME ANNOUNCES
APPOINTMENT OF NEW CEO


ESCONDIDO, CALIFORNIA, MAY 9, 1997...Realty Income Corporation (Realty Income) (NYSE: O) today announced that Thomas A. Lewis has been selected to succeed William E. Clark as Chief Executive Officer of the Company effective Tuesday, May 13, 1997. Mr. Clark will continue as Chairman of the Board of Directors. Mr. Lewis has been an officer of the Company since 1987 and has served as the Company's Vice Chairman since 1994.

William Clark, Chairman of the Board, said, "The appointment of Mr. Lewis is in line with the Company's long-term management succession program. Mr. Lewis brings exceptional management talent, experience, and a clear vision for success to his new position as CEO."

Commenting on his appointment, Tom Lewis said, "I am excited about the opportunities and challenges which lie ahead for the Company. The market is very dynamic and we look forward to charting a path which leads to continued growth and success for the Company and its shareholders."

Realty Income owns and actively manages a portfolio of 749 commercial properties in 42 states. By purchasing the freestanding retail store locations of regional and national chain store operators and then leasing the locations back to them, Realty Income provides retailers with the opportunity to free up financial resources for expansion. The Company's acquisition and investment activities are concentrated in highly specific target markets as the Company focuses on middle-market retailers providing goods and services which satisfy basic consumer needs.

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